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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                   FORM 8-A/A

                      AMENDMENT TO A REGISTRATION STATEMENT
                                   ON FORM 8-A

                        Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                               WESTERN ATLAS INC.
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               (Exact Name of Registrant as Specified in Charter)



          DELAWARE                       1-12430                 95-3899675
(State or Other Jurisdiction           (Commission             (IRS Employer
     of Incorporation)                 File Number)          Identification No.)
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      10205 WESTHEIMER ROAD, HOUSTON, TEXAS                       77042-3115
      (Address of Principal Executive Offices)                    (Zip Code)
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                                 (713) 972-4000
              (Registrant's telephone number, including area code)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Amendment to Description of Registrant's Securities to be Registered:

          On August 17, 1994, the Board of Directors of Western Atlas Inc. (the "Company") adopted a Share Purchase Rights Plan (the "Plan") under which the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend was paid on August 31, 1994 to stockholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $200 (the "Purchase Price), subject to adjustment. A description of the terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of August 17, 1994, as amended as of May 10, 1998, by and between the Company and ChaseMellon Shareholder Services L.L.C., as successor to Chemical Trust Company of California, as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the outstanding Common Shares or (ii) ten business days (or such other date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto. Notwithstanding the foregoing, neither Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), Baker Hughes Delaware I, Inc., a Delaware corporation ("Merger Sub"), nor any other person, shall be deemed to be an Acquiring Person by virtue of the execution and delivery of the Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement") entered into as of May 10, 1998, among the Company, Baker Hughes and Merger Sub, or the Stock Option Agreement dated as of May 10, 1998 between the Company, as grantor, and Baker Hughes, as grantee (the "Stock Option Agreement"), the conversion of Common Shares into the right to receive the common stock of Baker Hughes in accordance with the Merger Agreement, the issuance of Common Shares upon the exercise of the option granted to Baker Hughes pursuant to the Stock Option Agreement, nor the consummation of the merger of the Company with Merger Sub (the "Merger") as contemplated by the Merger Agreement or any other transaction contemplated by the Merger Agreement or the Stock Option Agreement (each of the foregoing, an "Exempt Event"). The Rights Agreement provides that no Exempt Event shall cause a Distribution Date. The Merger Agreement and the Stock Option Agreement are each filed as exhibits to the


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Company's Schedule 13D filed with the Securities and Exchange Commission on May
20, 1998.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          If the Rights are not redeemed as provided above and in the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share per Right (subject to adjustment).

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          Preferred Shares which are purchasable under the Plan will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share but in no event shall such minimum preferential quarterly dividend payment be less than $10 per share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1,000 times the payment made per Common Share, but in no event shall they receive less than $1,000 per share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation, or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These Rights are protected by customary antidilution provisions.

          Because of the nature of the voting, dividend, and liquidation rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, under the Plan are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Shares,
(ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-thousandth of a Preferred Share issuable under the Plan are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations, or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1 percent in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          Until a Right is exercised, the holder thereof, as such, will have no Rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to you or to the Company, shareholders may recognize taxable income upon the occurrence of subsequent events--for example, upon the redemption, sale, or other disposition of the Rights, or upon the Rights

                                      -3-
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becoming exercisable with respect to an acquiror's stock whether or not exercised. Holders of the Rights should consult with their tax advisors in the event any such subsequent event occurs.

          As stated above, the Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) the time immediately prior to the consummation of the Merger or (ii) the later of the termination of the Merger Agreement or the close of business on August 31, 2004 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

          Unitrin and its subsidiaries currently own 23.1 percent of the outstanding Common Shares. The Plan does not affect the Unitrin companies so long as they do not purchase additional Common Shares or their Common Shares are not transferred to a third party or group which would thereby beneficially own 15 percent or more of the outstanding Common Shares.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001 percent and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than Unitrin, Inc., and its subsidiaries) and (ii) 10 percent, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Item 2.  Exhibits.

     1. Rights Agreement, dated as of August 17, 1994, between Western Atlas Inc. and Chemical Trust Company of California, as Rights Agent, which includes: as Exhibit A thereto, the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Western Atlas Inc.; as Exhibit B thereto, the Form of Right Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A dated August 24, 1994).

     2. Letter to shareholders dated August 24, 1994 (incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A dated August 24, 1994).

     3. Amendment, dated as of May 10, 1998, to the Rights Agreement, dated as of August 17, 1994, by and between Western Atlas Inc. and ChaseMellon Shareholder Services L.L.C., as successor to Chemical Trust Company of California (as Rights Agent).


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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       WESTERN ATLAS INC.


                                       By: /s/James E. Brasher
                                          Name:  James E. Brasher
                                          Title: Senior Vice President







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                                  EXHIBIT INDEX

Exhibit                                  Description

     1. Rights Agreement, dated as of August 17, 1994, between Western Atlas Inc. and Chemical Trust Company of California, as Rights Agent, which includes: as Exhibit A thereto, the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Western Atlas Inc.; as Exhibit B thereto, the Form of Right Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A dated August 24, 1994).

     2. Letter to shareholders dated August 24, 1994 (incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A dated August 24, 1994).

     3. Amendment, dated as of May 10, 1998, to the Rights Agreement, dated as of August 17, 1994, by and between Western Atlas Inc. and ChaseMellon Shareholder Services L.L.C., as successor to Chemical Trust Company of California (as Rights Agent).